UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number 1-5046

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way Personal Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, MI  48105

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Personal Savings Plan
(Name of Plan)

June 23, 2011	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

CON-WAY PERSONAL SAVINGS PLAN

Financial Statements and Supplemental Schedule

From January 1, 2010 (Date of Inception) to December 31, 2010

(With Report of Independent Registered Public Accounting Firm)

CON-WAY PERSONAL SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits – December 31, 2010	2

Statement of Changes in Net Assets Available for Benefits –From January 1, 2010 (Date of
Inception) to December 31, 2010	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010	9

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee

Con-way Personal Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Con-way Personal Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the period from January 1, 2010 (date of inception) to December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the period from January 1, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon

June 23, 2011

CON-WAY PERSONAL SAVINGS PLAN
Statement of Net Assets Available for Benefits
December 31, 2010
Assets:
Investments, at fair value:
Shares in registered investment companies	$4,253,740
Common trust funds	112,210
Con-way Common Stock	43,641
Total investments	4,409,591
Receivables:
Participant contributions	30,124
Notes receivable from participants	108,476
Total receivables	138,600
Net assets available for benefits	$4,548,191
See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
From January 1, 2010 (Date of Inception) to December 31, 2010
Additions:
Participant contributions	$3,210,714
Rollover contributions	1,089,810
Dividend and interest income	59,990
Net appreciation in fair value of investments	326,770
Transfers in from Con-way Retirement Savings Plan	47,701
Total additions	4,734,985
Distributions to participants	(186,794)
Net increase	4,548,191
Net assets available for benefits, beginning of year	—
Net assets available for benefits, end of year	$4,548,191
See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

(1)	Description of Plan

The following description of the Con-way Personal Savings Plan (the Plan or PSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.

(a)	General

The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code). A portion of the Plan also includes supplemental medical benefits, which are intended to comply with Section 401(h) of the Code. The Plan was adopted effective January 1, 2010.

Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).

(b)	Eligibility

An employee is eligible to participate in the Plan if the employee first became a qualified employee on or after January 1, 2010, is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

Employees of the Con-way Truckload subsidiary who are not sales managers, directors, vice presidents or president are not eligible to participate in the Plan.

(c)	Contributions

Participants may contribute up to 50% of their eligible compensation subject to certain limitations.

The plan provides for Matching contributions equal to 50% of the first six percent of eligible compensation that participants contribute to the plan. For the year ended December 31, 2010, the Matching contributions were suspended.

(d)	Participant Accounts

The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. As with balances in other invested funds, participants may transfer Con-way’s contributions to investments other than Con-way equity.

CON-WAY PERSONAL SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

A separate account is maintained for each participant of the Plan. Allocations of Con-way’s contributions are based upon a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

(e)	Vesting

Participants’ contributions plus earnings thereon vest immediately. Con-way’s Matching contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching contributions are forfeited. Forfeited balances are used to reduce future Con-way contributions. At December 31, 2010, there were no forfeitures available to reduce future contributions.

(f)	Notes Receivable from Participants

The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2010 bear interest at rates of 4.25%. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Payments and Benefits

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way Common Stock can, at the direction of the participant, be paid in shares.

(h)	Plan Termination

Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

(b)	Investments

The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to

CON-WAY PERSONAL SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

The annual change in market value, including realized gains and losses, is reported in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

(d)	Operating Expenses

During 2010, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.

(e)	Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f)	Estimates

Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(g)	Adoption of New Accounting Standards

In September 2010, the FASB issued Accounting Standards Update (ASU) 2010-25, “Plan Accounting-Defined Contribution Pension Plans.” The ASU was codified into the “Plan Accounting-Defined Contribution Pension Plans” topic of the FASB Accounting Standards Codification and requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. The accounting guidance in ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and requires reclassification of all periods presented. The Plan’s adoption of ASU 2010-25 did not have a material effect on its financial statements.

CON-WAY PERSONAL SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

(3)	Fair-Value Measurements

Assets and liabilities reported at fair value are classified in one of the following three levels within the fair-value hierarchy:

Level 1 – Quoted market prices in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3 – Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$80,540	$—	$—	$80,540
U.S. large company value	19,026	—	—	19,026
U.S. small company growth	21,618	—	—	21,618
International equity	34,271	—	—	34,271
Targeted retirement date	4,034,604	—	—	4,034,604
Fixed income	63,681	—	—	63,681
Total registered investment
companies	4,253,740	—	—	4,253,740
Common trust funds
U.S. equity index	—	7,085	—	7,085
Balanced	—	6,176	—	6,176
Fixed income	—	11,229	—	11,229
Money market	—	87,720	—	87,720
Total common trust funds	—	112,210	—	112,210

Con-way Common Stock	43,641	—	—	43,641
Total assets at fair value	$4,297,381	$112,210	$—	$4,409,591

Registered investment companies are stated at fair value, based on their published net asset value. These registered investment companies are publicly traded and are considered to have readily determinable fair values. Common and collective trusts are not publicly traded and do not have readily determinable fair values.  Accordingly, common and collective trusts are valued at their net asset value per unit based on the value of the underlying investments.  Investments in common and collective trusts can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. Con-way Common Stock is stated at fair value based on the quoted market price.

CON-WAY PERSONAL SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets.

December 31,
2010
Shares in registered investment companies:
T. Rowe Price Retirement 2020 Fund, 25,916 shares	$426,055
T. Rowe Price Retirement 2025 Fund, 31,975 shares	384,979
T. Rowe Price Retirement 2030 Fund, 59,494 shares	1,028,059
T. Rowe Price Retirement 2035 Fund, 51,600 shares	631,068
T. Rowe Price Retirement 2040 Fund, 33,928 shares	591,033
T. Rowe Price Retirement 2045 Fund, 31,668 shares	367,661
T. Rowe Price Retirement 2050 Fund, 37,735 shares	367,536

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Shares in registered investment companies	$323,254
Common trust funds	867
Con-way Common Stock	2,649
$326,770

(5)	Income Tax Status

In 2010, the Plan applied for a determination letter in accordance with Internal Revenue Service (IRS) requirements to ensure the Plan and related trust are designed in accordance with applicable sections of the Code. The IRS has acknowledged receipt of the Plan’s application. To date, the Plan has not received any comments from the IRS on its application. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(6)	Related-Party Transactions

Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

				Schedule I
CON-WAY PERSONAL SAVINGS PLAN
EIN 94-1444798
Plan No. 015
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
	Identity of
	issue borrower,
	lessor, or	Description of investment including maturity date, rate of		Current
	similar party	interest, collateral, par, or maturity value	Cost	value
		Shares in registered investment companies:
*	T. Rowe Price	Growth Stock Fund (1,404.026 shares)	$41,275	$45,139
*	T. Rowe Price	Equity Income Fund (803.138 shares)	17,806	19,026
*	T. Rowe Price	Science and Technology Fund (1,319.933 shares)	30,354	35,401
*	T. Rowe Price	Small-Cap Stock Fund (627.890 shares)	19,431	21,618
*	T. Rowe Price	Retirement 2005 Fund (16.886 shares)	186	191
*	T. Rowe Price	Retirement 2010 Fund (1,540.728 shares)	22,599	23,635
*	T. Rowe Price	Retirement 2015 Fund (6,698.544 shares)	75,887	79,646
*	T. Rowe Price	Retirement 2020 Fund (25,915.756 shares)	394,503	426,055
*	T. Rowe Price	Retirement 2025 Fund (31,974.998 shares)	361,347	384,979
*	T. Rowe Price	Retirement 2030 Fund (59,494.144 shares)	947,372	1,028,059
*	T. Rowe Price	Retirement 2035 Fund (51,599.995 shares)	580,359	631,068
*	T. Rowe Price	Retirement 2040 Fund (33,928.413 shares)	550,816	591,033
*	T. Rowe Price	Retirement 2045 Fund (31,667.634 shares)	338,519	367,661
*	T. Rowe Price	Retirement 2050 Fund (37,734.679 shares)	341,586	367,536
*	T. Rowe Price	Retirement 2055 Fund (13,882.553 shares)	123,499	133,689
*	T. Rowe Price	Retirement Income Fund (80.215 shares)	1,033	1,052
	PIMCO	PIMCO Total Return Institutional Fund (5,869.254 shares)	66,659	63,681
	Dodge & Cox	Dodge & Cox International Stock Fund (959.706 shares)	32,765	34,271
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (535.914 shares)	6,621	7,085
*	T. Rowe Price	Bond Index Trust (374.181 shares)	11,194	11,229
*	T. Rowe Price	U.S. Treasury Money Market Trust (87,719.800 shares)	87,720	87,720
*	T. Rowe Price	Retirement Strategy Trust – Balanced (195.206 shares)	5,877	6,176
		Common stock:
*	Con-way Inc.	Con-way Common Stock (1,193.343 shares)	40,950	43,641
		Participant loans:
*	Plan participants	Participant loans with interest of 4.25%
		and maturity dates through 2015	—	108,476
		Total investments		$4,518,067
*	Represents a party-in-interest as of December 31, 2010.
Note: Cost is calculated using the current value rolling-average cost method.
See accompanying report of independent registered public accounting firm.